UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On May 29, 2013, AerCap Holdings N.V. announced that it has entered into a $2.6 billion purchase and leaseback agreement with LATAM Airlines Group S.A. for 25 widebody aircraft, with deliveries scheduled between 2013 and 2017. The press release is attached hereto as Exhibit 99.1.

AerCap Holdings N.V. will host a conference call in connection with the press release on the purchase and leaseback agreement.  Details of the call can be found in the press release attached hereto as Exhibit 99.2.

The information in this Form 6-K and the press release attached as Exhibit 99.1 is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-177659 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416 and 333-165839, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.  For the avoidance of doubt, the details of the conference call and Exhibit 99.2 are not incorporated by reference.

Exhibits

99.1                        AerCap Holdings N.V. Press Release

99.2                        AerCap Holdings N.V. Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: May 29, 2013

EXHIBIT INDEX

99.1                        AerCap Holdings N.V. Press Release.

99.2                        AerCap Holdings N.V. Press Release.